NEEMA, INC.

421 9th Street

Manhattan Beach, CA 90266

March 6, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Streeet, NE Washington, D.C. 20549-7010 Attention: Blaise Rhodes
Re:	Response to the Securities and Exchange Commission

Staff Comments dated March 6, 2009, regarding

Neema, Inc.

Form 10-KSB/A for Fiscal Year Ended April 30, 2008

Filed March 4, 2009

File No. 000-52874

Ladies and Gentlemen:

Neema, Inc. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the March 6, 2009 letter regarding the above-referenced Annual Report on Form 10-KSB/A, as filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2009 (File No. 000-52874) (the “First Amendment”), which amended the Company’s Annual Report on Form 10-KSB for the year ended April 30, 2008 (the “Form 10-KSB”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In all our responses, we have agreed to change or supplement the disclosures in our filings. Any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.

Please note that we are filing our second amendment to the Form 10-KSB (the “Second Amendment”) concurrently herewith.

Our responses are as follows:

Form 10-KSB/A

Financial Statements

Report of Independent Registered Public Accounting Firm, page 14

1. We read your response to our previous comment one, noting you filed an audit report that provided assurance for the cumulative period from inception (January 16, 2006) to April 30, 2008. However, we note the audit report of PMBHD Helin Donovan, LLP references January 31, 2006 as your inception date versus January 16, 2006 as reported in your financial statements. Please advise your independent accountant to revise their audit report to reference the appropraite date of inception.

Securities and Exchange Commission

March 6, 2009

Company Response No. 1

The Company’s Second Amendment includes a revised audit report by PMBHD Helin Donovan, LLP that properly references January 16, 2006 as the correct date of inception.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

2. We reviewed your response to our prior comment three. We note you revised your conclusion on the effectiveness of your disclosure controls and procedures to state that they are “not adequately designed and effective” in the final paragraph of page 28 and “not adequate” in the final paragraph of page 29. Please explain to us the meaning of not adequate. Please note that your conclusion should unequivocally state that your disclosure controls and procedures are either effective or ineffective.

Company Response No. 2

In Section 8A(T) of the Second Amendment, the Company concludes and unequivocally states that its disclosure controls and procedures for the year ended April 30, 2008 were ineffective.

Closing Comment

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the Form 10-KSB, the First Amendment, the Second Amendment or our response letter, please do not hesitate to contact our legal counsel, Kenneth Sam, at 303-629-3445.

Sincerely,

Neema, Inc.

/s/ J. David Brow

J. David Brow

President and Chief Executive Officer